AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 28, 2000

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )

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                         Citizens First Financial Corp.
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                                (Name of Issuer)
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                          Common Stock $ .01 Par Value
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                         (Title of Class of Securities)
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            --------------------------------------------------------

                                   174623-10-8
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                                 (CUSIP Number)
            --------------------------------------------------------
                                James F. Dierberg
                        135 N. Meramec, Clayton, MO 63105
                                (314) 854-4600
                                --------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 27, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
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CUSIP NO.  174623-10-8                                       Page 2 of 5 Pages
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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    INVESTORS OF AMERICA LIMITED PARTNERSHIP
                    43-1521079
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)   |_|
                                                                  (b)   |X|

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3          SEC USE ONLY


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4          SOURCE OF FUNDS*
                      Not Applicable
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5          CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
           TO |_| ITEMS 2(d) OR 2(e)

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEVADA
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------------------- -------- ---------------------------------------------------

    NUMBER OF       7        SOLE VOTING POWER

      SHARES                  172,350 Common
------------------- -------- ---------------------------------------------------
------------------- -------- ---------------------------------------------------

   BENEFICIALLY     8        SHARED VOTING POWER

     OWNED BY                         NONE
------------------- -------- ---------------------------------------------------
------------------- -------- ---------------------------------------------------

       EACH         9        SOLE DISPOSITIVE POWER

    REPORTING                 172,350 Common
------------------- -------- ---------------------------------------------------
------------------- -------- ---------------------------------------------------

      PERSON        10       SHARED DISPOSITIVE POWER

       WITH                           NONE
------------------- -------- ---------------------------------------------------
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             172,350 Common
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*    |X|

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.8%
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14         TYPE OF REPORTING PERSON

                    IV,PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1. Security and Issuer

         The statement of Schedule 13D filed by the reporting person on August 7, 1996, as amended on December 22, 1999, to report ownership of shares of the Common Stock, $.01 par value (the "Common Stock") issued by Citizens First Financial Corp. ("Citizens"), whose principal executive offices are located at 301 Broadway, Normal, Illinois 61761, is hereby amended.


Item 2. Identity and Background

         There are no changes with respect to this Item.


Item 3. Source and Amount of Funds or Other Consideration

         Not applicable. This report is being filed to amend Item 4. Purpose of Transaction.

Item 4. Purpose of Transaction

         Item 4 is amended by adding the following:

         On March 28, 2000 Investors sent a letter to Citizens expressing lack of support for the recent performance of the current Board of Directors and informing Citizens of Investors' decision to support the nominees for director suggested by the Committee to Preserve Shareholder Value. A copy of that letter is attached to this Amendment as Exhibit 1.

         Since making investments in the Company in 1996, Investors has not sought to take an active role in the business of Citizens. However, Investors has gradually become more and more concerned about Citizen's financial performance and lack of direction, as indicated in its recent reduced earnings. Investors has not decided on any particular action that it might take in the future and is aware that, because of the level of ownership now held by Investors, some actions cannot be taken without first seeking regulatory approval. However, in the absence of positive actions benefitting shareholders, Investors would be inclined to consider proposing or supporting actions such as an extraordinary corporate transaction (e.g., a merger, consolidation or reorganization) or a sale or other disposition of Citizens and would, if necessary, seek regulatory approval necessary in order to become more active in pursuing its recommendations.

Item 5. Interest in Securities of the Issuer

         (a) The aggregate percentage of shares of Common Stock reported owned by Investors is based upon 1,958,015 shares outstanding at March 1, 2000, as stated in Citizens' proxy statement. As of the close of business on March 27, 2000, Investors beneficially owned 172,350 or approximately 8.8%

         (b) Investors beneficially owns 172,350 shares of the Common Stock and has the sole power to vote and dispose of such shares.

         (c) No   transactions  in  th   shares of Common Stock were effected by
             Investors during the past sixty days

          (d-e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships
           with Respect to Securities of the Issuer

         There are no changes with respect to this Item.

Item 7. Material to Be Filed as Exhibits

         Exhibit 1 - Investors letter to Citizens First Financial Corporation

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              INVESTORS OF AMERICA
                               LIMITED PARTNERSHIP



                                       By:/s/James F. Dierberg,
                                          ----------------------------------
                                             James F. Dierberg, President of
                                             First Securities America, Inc.,
                                             General Partner
Date: March 27, 2000

                                                                    Exhibit 1

                              Investors of America
                          1504 Highway, #395 N #8-00508
                           Gardnerville, Nevada 89410





March 27, 2000





C. William Landefeld
President And Chief Executive Officer
Citizens First Financial
2101 North Veterans Parkway
Bloomington, IL  61704

Dear Mr. Landefeld:

This Partnership is the largest shareholder, except for your ESOP, of shares in Citizens First Financial Corp., having invested more than $1,700,000.00 in the company. We are long term investors and have bought and held significant investments in the banking and thrift industries over the past ten years. It is generally our policy to support the management of the companies in which we invest, relying on management and especially the Board of Directors to build value for the benefit of the shareholders.

The performance of the Board of Citizens has been so unsatisfactory that we have decided to change that policy in this case, and we are voting in favor of the nominees proposed by The Committee to Preserve Shareholder Value. Citizen's recent performance as demonstrated by declining earnings and the loss in shareholder value shown on page 18 of your Proxy Statement should awaken the Board from its slumber and lead to immediate and decisive action to improve the situation. Instead, the Board has apparently chosen to circle the wagons, resist any change and pretend that all is well.

All is not well for your shareholders, especially those of us who have used our own money to buy our shares and watched the investment founder while opportunities pass by. While your compensation and stock ownership continues to swell through grants and options (as shown on pages 14 and 15 of your Proxy Statement), the interests of ordinary shareholders have declined, rebounding only upon the news of the Committee's proposals for action. What, exactly, did you do in 1999 to deserve total compensation of almost $400,000? Is there anyone on the Board of Directors willing to ask that question?

We have been shareholders in other companies energized by Mr. Seidman and other members of the Committee, and the shareholders of those companies have realized impressive gains from Mr. Seidman's efforts. Citizens urgently needs the perspective of directors who have invested substantially, who bring independent perspective and financial expertise to the Board, and whose interests are aligned with ordinary shareholders. We believe that Messrs. Seidman and Dickinson will bring exciting potential to the Board, whether the company is ultimately sold or becomes more aggressive in managing its opportunities. We urge the Board of Directors to recognize its fiduciary responsibilities, reconsider opposition to change and welcome new initiatives for Citizens and all of its shareholders.

                                     Sincerely,

                                     Investors of America
                                     Limited Partnership
                                     First Securities America, General Partner



                                     By:  /s/James Dierberg
                                         -----------------------------
                                             James Dierberg, President